UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Williams Partners L.P.

(formerly known as Access Midstream Partners, L.P.)

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105	Page 2 of 14

1.	Names of Reporting Persons The Williams Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 353,389,931 Common Units+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 353,389,931 Common Units+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,389,931 Common Units+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.9%++
14.	Type of Reporting Person (See Instructions) HC/CO

+	Includes 13,725,843 Common Units issuable upon conversion of 13,725,843 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.

++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,694,518 of the Issuer’s Common Units outstanding as of February 2, 2015 and a total of 13,725,843 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105	Page 3 of 14

1.	Names of Reporting Persons Williams Gas Pipeline Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 353,389,931 Common Units+
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 353,389,931 Common Units+
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,389,931 Common Units+
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.9%++
14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

+	Includes 13,725,843 Common Units issuable upon conversion of 13,725,843 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.

++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,694,518 of the Issuer’s Common Units outstanding as of February 2, 2015 and a total of 13,725,843 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

Introduction

Item 1. Security and Issuer

This Amendment No. 3 amends Items 1 through 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams”) on December 20, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed on July 1, 2014 (“Amendment No. 2”), and Amendment No. 3 filed on October 27, 2014 (“Amendment No. 3”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Issuer Common Units”) of Williams Partners, L.P. (formerly known as Access Midstream Partners, L.P.) (the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, shall remain unchanged.

Issuer Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Issuer Class B Units”).

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”), a Delaware limited liability company (collectively, the “Reporting Persons”). Williams owns directly 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s hydrocarbon resource plays to markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On February 2, 2015, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Access Midstream Partners GP, L.L.C. (“Issuer General Partner” or “GP LLC”), Williams Partners L.P. (“Legacy WPZ”), Williams Partners GP LLC (“Legacy WPZ General Partner” and, together with Legacy WPZ, the “WPZ Parties”), and VHMS LLC (“Merger Sub”), Merger Sub, a direct wholly owned subsidiary of the Issuer, merged with and into Legacy WPZ, with Legacy WPZ being the surviving limited partnership (the “Merger”) and Legacy WPZ General Partner merged with and into the Issuer General Partner, with the Issuer General Partner being the surviving limited liability company (the “GP Merger”). Following the GP Merger, the Issuer General Partner changed its name to WPZ GP LLC.

Under the terms of the Merger Agreement, (i) each outstanding Legacy WPZ common unit (“Legacy WPZ Common Units”) held by a unitholder other than Williams, Williams Gas Pipeline and their respective subsidiaries (collectively, other than the Issuer and its subsidiaries and Legacy WPZ and its subsidiaries, the “Williams Parties”) was converted into the right to receive newly issued common units of the Issuer (“Issuer Common Units”) and (ii) each outstanding Legacy WPZ Common Unit held by the Williams Parties was converted into the right to receive Issuer Common Units, in each case in consideration for each Legacy WPZ Common Unit that such holder owned at the effective time of the Merger and at the exchange ratio specified in the Merger Agreement. All of the general partner interest in Legacy WPZ outstanding immediately prior to the effective time of the Merger was converted into the right to receive Issuer general partner interests (the “Issuer General Partner Interest”) such that, immediately following consummation of the GP Merger, the Issuer General Partner’s Issuer General Partner Interest represented, in the aggregate, 2% of the outstanding Issuer partnership interest. Prior to the closing of the Merger, each Class D limited partner unit of Legacy WPZ, all of which were held by Williams or its affiliates, was converted into Legacy WPZ Common Units on a one-for-one basis pursuant to the terms of the Legacy WPZ partnership agreement. Following the closing of the Merger, Legacy WPZ merged with and into the Issuer, with the Issuer surviving, the Issuer changed its name to Williams Partners L.P., and the separate existence of Legacy WPZ ceased.

Williams owns 100% of the sole member of GP LLC. As the owner of the sole member of the Issuer General Partner and pursuant to the provisions of the Issuer General Partner’s limited liability company agreement (the “GP LLC Agreement”), Williams has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Common Units and thus the Reporting Persons’ investment. The Issuer General Partner owns incentive distribution rights with respect to the Issuer and all of the Issuer’s 2% general partner interest.

Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), among other conditions, the Issuer General Partner may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding units of the Issuer, voting together as a single class, including units held by the Issuer General Partner and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of the Issuer General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units of the Issuer, voting as separate classes (including, in each case, the units held by the General Partner and its affiliates). The ownership of more than 33-1/3% of the outstanding units by the Issuer General Partner and its affiliates would give them the practical ability to prevent the Issuer General Partner’s removal. Because the Reporting Persons control greater than 33-1/3% of the outstanding units of the Issuer, they can prevent the removal of the Issuer General Partner.

The Issuer’s Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the Issuer General Partner as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than the Issuer General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of the Issuer, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the Issuer

General Partner or its affiliates and any transferees of that person or group approved by the Issuer General Partner or to any person or group who acquires the units (provided that, prior to such acquisition, the General Partner has notified such person or group that the voting limitation shall not apply to them).

The Issuer periodically publicly announces financial and cash distribution forecasts and provides updates to those forecasts.

References to, and descriptions of, the Partnership Agreement in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2.3 to the Issuer’s Annual Report on Form 10-K (File No. 001-34831) filed with the Commission on February 25, 2013, as amended by Amendment No. 3 and Amendment No. 4 to the Partnership Agreement filed as Exhibits 3.1 and 3.4, respectively, to the Issuer’s Current Report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015, each of which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015, which is incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams Gas Pipeline is the record and beneficial owner of (i) 339,664,088 Issuer Common Units and (ii) 13,725,843 Issuer Class B Units. The Issuer Class B Units may be converted into Issuer Common Units on a one-for-one basis. If converted, Williams Gas Pipeline would be the record and beneficial owner of 353,389,931 Issuer Common Units, representing 58.9% of the outstanding Issuer Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own (i) 339,664,088 Issuer Common Units and (ii) 13,725,843 Issuer Class B Units. If converted, Williams may be deemed to be the beneficial owner of a total of 353,389,931 Issuer Common Units, which represents 58.9% of the outstanding Issuer Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the Issuer General Partner, which is a wholly owned indirect subsidiary of Williams. See Schedule 1 for the aggregate number and percentage of Issuer Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in Issuer Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Issuer Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

Each of the Issuer, the Issuer General Partner, and the limited partners of the Issuer are bound by the terms of the Partnership Agreement.

Distributions of Available Cash

Within 45 days after the end of each quarter, the Partnership Agreement requires the Issuer to distribute all of its available cash, as defined in the Partnership Agreement, to unitholders of record on the applicable record date. Available cash generally means, for each fiscal quarter, all cash and cash equivalents on hand at the end of the quarter:

•	Less the amount of cash reserves established by the Issuer General Partner to:

•	Provide for the proper conduct of the Issuer’s business (including reserves for future capital expenditures and for anticipated credit needs);

•	Comply with applicable law, any of the Issuer’s debt instruments or other agreements; or

•	Provide funds for distribution to the Issuer’s unitholders and to the Issuer General Partner for any one or more of the next four quarters;

•	Plus, if determined by the general partner, all cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are borrowings used solely for working capital purposes or to pay distributions made pursuant to a credit facility, commercial paper facility or other similar financing arrangement, provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

Pursuant to the Partnership Agreement, the Issuer makes distributions of available cash from operating surplus for any quarter in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the Issuer General Partner, until there has been distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to all common unitholders, pro rata, and 2% to the Issuer General Partner, until there has been distributed for each common unitholder an amount equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units as of such quarter;

•	thereafter, to the unitholders and the Issuer General Partner based on the incentive percentages below.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.3375	98.0%	2.0%
First Target Distribution	up to $0.388125	98.0%	2.0%
Second Target Distribution	above $0.388125 up to $0.421875	85.0%	15.0%
Third Target Distribution	above $0.421875 up to $0.50625	75.0%	25.0%
Thereafter	above $0.50625	50.0%	50.0%

If the Issuer’s unitholders remove the Issuer General Partner other than for cause, the Issuer General Partner will have the right to require its successor to purchase its general partner interest and its incentive distribution rights in exchange for an amount in cash equal to the fair market value of the interests at the time.

The preceding discussion is based on the assumption that the Issuer General Partner maintains its 2% general partner interest and that the Issuer does not issue additional classes of equity securities.

Limited Call Right

Pursuant to the Issuer’s Partnership Agreement, if at any time the Issuer General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the Issuer General Partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the Issuer General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these circumstances would be the greater of: (i) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and (ii) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

Voting Rights

The Partnership Agreement sets forth the voting rights of the partners of the Issuer (including Williams, Williams Gas Pipeline, and the Issuer General Partner), including, among others, those for the removal of the Issuer General Partner as the Issuer’s general partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Partnership.

References to, and descriptions of, the Partnership Agreement in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2.3 to the Issuer’s Annual Report on Form 10-K (File No. 001-34831) filed with the Commission on February 25, 2013, as amended by Amendment No. 3 and Amendment No. 4 to the Partnership Agreement filed as Exhibits 3.1 and 3.4, respectively, to the Issuer’s Current Report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015, each of which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1	Composite Agreement of Limited Partnership of Access Midstream Partners, L.P. (incorporated by reference to Exhibit 3.2.3 to the Issuer’s Annual Report on Form 10-K (File No. 001-34831) filed with the Securities and Exchange Commission on February 25, 2013)

2	Amendment No. 3 to the Agreement of Limited Partnership of Access Midstream Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015)

3	Amendment No. 4 to the Agreement of Limited Partnership of Access Midstream Partners, L.P. (incorporated by reference to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015)

4	Seventh Amended and Restated Limited Liability Company Agreement of WPZ GP LLC (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K (File No. 001-34831) filed with the Commission on February 3, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller
Title: Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller
Title: Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 17,334 (less than 1%)

Walter Bennett

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, West

Citizenship: USA

Amount Beneficially Owned: 8,770

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 19,574 (less than 1%)

John R. Dearborn, Jr.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Strategic Services and Administration & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf Operating Area

Citizenship: USA

Amount Beneficially Owned: 1,650 (less than 1%)

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering and Construction

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 196 (less than 1%)

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 6,991 (less than 1%)

Robert S. Purgason

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Access Operating Area

Citizenship: USA

Amount Beneficially Owned: 29,726 (less than 1%)

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 588 (less than 1%)

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 1,733 (less than 1%)

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,159 (less than 1%)

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Service Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Keith A. Meister

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner and Chief Investment Officer, Corvex Management LP

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Walter Bennett

(see above)

Frank E. Billings

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)